SMITH, UNDERWOOD & PERKINS
                           A Professional Corporation
                         Attorneys and Counselors at Law
                               Two Lincoln Centre
                           5420 LBJ Freeway, Suite 600
                               Dallas, Texas 75240
From: The Office of:                                    Telephone (972) 661-5114
      Carl A. Generes                                   Facsimile (972) 661-5691

                             Tuesday, July 10, 2001

H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D. C. 20549

Re:      Our File No. H-1045-2
         ---------------------

         Parallax Entertainment, Inc. - Form 10-SB
         Response to SEC comment letter date May 18, 2001, File No. 0-32585

Dear Mr. Owings:

         Filed herewith is Amendment Number 1 to the Form 10-SB Registration Statement of Parallax Entertainment, Inc. that updates disclosures and responds to your comment letter dated May 18, 2001. Set forth below are the Company's responses to the comments and questions in your letter. Our paragraph numbers correspond to those in your comment letter. Page number references in our responses are to the courtesy copies and not to the Edgarized version.

         Two courtesy hardcopies marked to indicate changes from the original filing will be sent to the staff via Federal Express on July 10, 2001. Thank you.

Risk Factors, pages 2-6
-----------------------

       1. The last sentence in your headnote implies that the material risk factors are not set forth in this section. Please revise to remove this implication?

       We removed the last sentence as requested, page 2.

       2. Similarly, your Note in the last paragraph of the Risk Factors section on page 6 is inappropriate and should be deleted.

       We removed the note as requested, page 9.

       3. Include a risk factor that there is substantial doubt about your ability to continue as a going concern.

       We added the requested risk factor, page 2.

H. Christopher Owings                PAGE 2              Thursday, July 05, 2001

       4. If applicable and material, provide risk factors concerning (1) possible FTC or other government regulation of the recording industry; and (2) on-line music distribution issues such as
              Napster, etc. In connection with the former, we note the introduction in Congress on April 26, 2001 of the proposed Media Marketing Accountability Act of 2001. In connection with the latter, we note your brief discussion of competition for discretionary consumer spending.

       We added the requested risk factors pages 5 and 8.

       5. Your risk factor captions are not visually distinctive from the text of your risk factors. Please revise using, for example, italics or bold-face type.

       We put the risk factors in upper case.

       6. Delete language that mitigates a risk. For example, in connection with your discussion of dependence on Mr. Kepler, delete:
              "Although we have obtained "key man" insurance on the life of Mr. Kepler in the amount of $1,000,000."

       We deleted the language mitigating a risk, page 7.


       7.     Where   appropriate,    briefly   explain    "alternative   rock",
              "progressive music", "hip-hop", "funk grooves" and any other music terms with which the average investor may not be familiar.

       We defined and explained industry specific terms such as "alternative rock", page 9.

       8.     Disclose the extent of your inventory of CDs.

       See page 9, "Record Production".

Business, page 6
----------------

       9. Discuss the manufacturing of your records or CDs. If you have contracts with manufacturers, they should be filed as exhibits.

       See  page  9,  "Record  Production".   We  do  not  have  contracts  with
       manufacturers.

Competition, page 9.
--------------------

       10. Provide supplemental support for the 12 to 14 billion dollar size of the recording industry.

       Information from Recording Industry Association of America and Jupiter Media Metrix included herewith.

Retail Marketing, page 13
-------------------------

       11. Explain how you plan to have a strong product presence in retail stores specializing in music. Describe the creative methods you will use to entice customers to listen to and purchase your products. Discuss what activities with retail stores have been done to date. Explain why these stores would provide you with space instead of other companies. Clearly set forth the current status of plans and progress to date. Relevant agreements should be filed as exhibits.

       See  discussion  under  "Retailing  Marketing",   page  15.  We  have  no
       agreements.

H. Christopher Owings                PAGE 3              Thursday, July 05, 2001

       12. Describe in further detail the status of your interactive POP displays. We note that this display system is in the development phase.

       See discussion under "Point of Sale Displays", page 15.

Amazon.com, page 14
-------------------

       13.    You   indicate  you  have  a  direct  link  for  your  website  to
              Amazon.com, but we are unable to find it. Please advise. In addition tell us whether you have a vendor agreement with Amazon.com and, if so file it as an exhibit.

       Go to our website; click on catalogue; click on "Click here for order information"; click on the Amazon.com icon. Agreement filed as exhibit.

Management's Plan of Operation, page 17
---------------------------------------

       14. We note that your auditor's issued a going concern modification to their opinion. Please revise your MD&A to provide a reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations during the twelve months following the date of the financial statements being reported on. Specifically disclose that there is substantial doubt about your ability to continue as a going concern. See FRC 607.02 (2).

       MD&A revised to comply with your comment, pages 18-20.

       15. We note that you had revenues for each of the last two fiscal years. Under Item 303 of Regulation S-B, you should provide the disclosures required by Item 303(b), Management's Discussion and Analysis of Financial Condition and Results of Operations, and not 303 (a), Plan of Operation. Please revise or tell us why your current disclosure complies with this item (A)

       MD&A revised to comply with your comment, pages 18-20.

Market for our Common Stock, page 22
------------------------------------

       16. You indicate that your common stock is not traded and that you have applied to the NASD to have your common stock traded on the OTC Bulletin Board. A Business Wire article of September 26, 2000 states that in September 1999, Mr. Kepler launched a small IPO and took the company public. It also states that you traded on the OTC exchange under the symbol PLLX. Please advise as to these apparent inconsistencies.

       Our stock is thinly traded. However, a price table is included in the Amendment, pages 23-24.

Recent Sales of Unregistered Securities, page 23
------------------------------------------------

       17. In the first paragraph, briefly describe the "other services rendered" for which you issued convertible secured notes from June 1996 through May 1998.

       See first paragraph, page 25.

H. Christopher Owings                PAGE 4              Thursday, July 05, 2001

       18.    In the second and third  paragraphs,  explain "SCOR" offering.  We
              note  that  these   offerings  were   registered  with  the  Texas
              Securities Board.

       See last two paragraphs, page 26.

       19. In the second paragraph, name the investors or identify the class of investors to whom you issued securities. For example, were they "accredited investors"?

       We named the investors, pages 25 and 26.

Index to Exhibits, page 24
--------------------------

       20. Indicate that Exhibit 10.3 is an agreement with the Novachrome band.

       We named the Novachome band, as requested page 27.

Financial Statements
--------------------

General
-------

       21.    Please  update  the  financial  statements,   and  other  relevant
              sections of the filing, to comply with Rule 301(g) of Regulation S-B. (A)

       We added the unaudited first quarter 2001 financials.

Balance Sheets, page F-3
------------------------

       22. We note that you reflect trade accounts receivable of $10,500 and $__ as of December 31, 2000, and 1999, respectively. Tell us why the balance increased between years. Why is there no balance in 1999? Your 2000 balance represents 33% of your sales. This seems high. Are the receivables under normal trade terms? What are your normal terms? What amount of the $10,500 have you collected after year end? (A)

       The balance in Trade Accounts Receivable for $10,500 on December 31, 2000 represents an account with a single vendor, SpinMusic.com. Parallax Entertainment Inc. normally sells CDs through vendors on a consignment basis. This is the first time Parallax sold CDs without consignment terms. Our normal terms are 30 to 90 days. Parallax entered into a special payment agreement with SpinMusic.com where SpinMusic agreed to pay $1,250 each month for a period of eight months to commence on July 1, 2001.

       23. We note that you reflect advances to bands of $44,703 as of December 31, 2000, or 56% of your total assets. Please tell us, and disclose, how you account for these advances and tell us why. What are the advances for? What are the repayment terms? Explain to us why they represent un-impaired assets. (A)

       Advances to bands represent loans to bands and band members for promotional materials such as pictures and fliers as well as radio advertising spots and event costs (lighting crew, guitar strings, drumsticks, etc.). These costs are imperative in an attempt to promote the band and build an audience to boost record sales, however, these costs are the responsibility of the band and are recoupable by the Company through revenues the bands receive from venues for ticket sales from their concerts. Once a local audience has been built, these advances are recouped rather quickly. Receivables from bands currently on the Parallax label should be collected over twelve to eighteen months. These

H. Christopher Owings                PAGE 5              Thursday, July 05, 2001

       advances are unconditional debts of the bands and not subject to revenues of royalties. Parallax began heavily promoting Track 10 over the past six months of 2000 due to the record release on May 5, 2000. It is for this reason that Parallax is currently carrying an unusually large receivable of this nature. After March 31, 2001 and after the filing of the Company's Form 10SB, the Company became aware that its largest receivable, amounting to approximately $27,500, from Hellafied Funk Crew ("HFC"), was in jeopardy because the band was disbanding. Even though the Company will attempt to collect the receivable from HFC's members, it recognizes that collection has become more doubtful. Therefore, the Company has reserved this receivable as of December 31, 2000 and restated the financial statements for the allowance.

Note 1. Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------

       24. Basis of Presentation Please note that financial statements that include reports having a going concern modification must also include appropriate and prominent disclosure of the financial difficulties giving rise to that uncertainty. In the audit report, the auditor refers to three factors that raise substantial doubt about your ability to continue as a going concern, significant operating losses, working capital deficit, and stockholders' deficit. In note one you only refer to your stockholders' deficit without reference to the other factors mentioned in the report and without explaining that these factors give rise to substantial doubt about your ability to continue as a going concern. Please revise your disclosure to discuss all of the factors that give rise to substantial doubt about your ability to continue as a going concern In this regard, you should refer to the disclosure guidelines set forth for auditor consideration contained in AU
              341.10 of the AICPA's Professional Standards. (A)

       Note 1 has been expanded to include the three factors that raise substantial doubt about the Company's ability to continue as a going concern and "substantial doubt" wording has been inserted.

       25. Net Loss Per Common Share. Please provide the disclosures required by paragraph 40 (c) of SFAS 128. (A)

       The disclosure in Net Loss Per Common Share has been modified to provide the disclosures required by paragraph 40 (c) of SFAS 128 by explaining that the dilutive securities are antidilutive because of the net losses of the Company.

       26. Please disclose your revenue recognition policies for each type of revenue. We note, based upon disclosures throughout your filing, that you derive revenues from the following sources: record sales, artist membership sales, commissions on internet sales, advertising and selling target market information that you obtain from your website. (A).

       All revenue from record sales, artist membership sales, commissions on Internet sales, advertising, and selling target market information is recognized when payment is received with the exception of records sold directly through distributors on a consignment basis. Records sold through distributors are recorded in the period they are sold whether or not payment has been received. Disclosure has been made in Note 1.

Note 5. Convertible Notes Payable, page F-10
--------------------------------------------

       27. We note that as of December 31, 1999 you had signed agreements to convert $21,000 of notes into common stock. Please tell us how you accounted for these agreements and why. Did the agreements include a beneficial conversion feature? Was the agreement included in the 2000 conversion? If you reflected the inducement payment in the 2000 year but the agreement was signed in 1999, do you believe the time of expense recognition complied with paragraph 3 of SFAS no.
              84. (A).

H. Christopher Owings                PAGE 6              Thursday, July 05, 2001

       The notes were converted to equity in 2000 when the actual shares were issued, not when the Company received the signed agreements to convert. There were no beneficial conversion features. The notes were converted at the conversion agreed to when the notes were first issued. Therefore, no expense recognition is considered appropriate. The reference to the $21,000 has been eliminated since it is deemed superfluous.

Note 6. Stockholders' Equity, page F-11

Note B - Summary of Significant  Accounting Policies - Change in Estimate,  Page
--------------------------------------------------------------------------------
F-15
----

       28. We note the issuance of shares for services, explain to us whether any shares were issued to the Kepplers or any other officer or employee. To the extent you did not issue shares to employees that did not receive in cash a fair market value compensation package, we believe the fair value of contributed services over any cash or stock paid should be reflected as an expense and contribution to equity. Please advise or revise. (A)

       Shares for services were not issued to Gust Kepler, William Kepler, or any other officer or employee. There are no employees that did not receive in cash a fair market value compensation package.


         Please advise if you need further information. Thank you.

                                                     Sincerely,



                                                     /s/ Carl A. Generes
                                                     -------------------
                                                     Carl A. Generes
                                                     Attorney at Law

Enclosures


Cag:peg


CC:  Parallax Entertainment, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Parallax Entertainment, Inc.
                          ----------------------------
                  (Name of Small Business Issuer in Its Charter

                        Texas                          75-2713701
           -------------------------------        --------------------
           (State or Other Jurisdiction of        (IRS Employer
            Incorporation or Organization)         Identification No.)

               14110 North Dallas Parkway                 75240
        ----------------------------------------        ----------
        (Address of Principal Executive Offices)        (Zip Code)

                                 (972) 726-9203
                                 ---------------
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

               Title Of Each Class Name of Each Exchange On Which To Be So Registered Each Class Is To Be Registered
               -------------------      ------------------------------

                                      None
                                      ----


        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $0.01 par value
                         ------------------------------
                                (Title of Class)


                                (Title of Class)

PAGE-1
PARALLAX ENTERTAINMENT SB-11.WPT

                                   THE COMPANY

         Parallax Entertainment, Inc. is a Texas corporation formed on October 11, 1996 by Gust Kepler, its president and principal shareholder. Parallax is a music industry concern operating two separate but complimentary divisions, Parallax Records and ParallaxMusic.com. Parallax Records is a traditionally styled, independent record label that produces, licenses, acquires, promotes and distributes high quality recorded music for a variety of formats. ParallaxMusic.com is an online promotional vehicle and e-commerce solution for Musicians on the World Wide Web.

RISK FACTORS

         An investment in our shares involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this registration statement. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here.

         THERE IS SUBSTANTIAL DOUBT THAT WE WILL CONTINUE AS A GOING CONCERN.

         We are insolvent. Since our inception in October 1996, we have generated only $72,190 in revenues but incurred over $930,000 in expenses. Unless we begin to generate significantly more revenues and raise more working capital to sustain our operations until we achieve a positive cash flow, we will cease operations.

         WE HAVE A HISTORY OF NET LOSSES. WE EXPECT TO CONTINUE TO INCUR NET LOSSES. WE MAY NEVER BE PROFITABLE.

         We had accumulated deficits of $965,330 as of March 31, 2001, $886,212 as of December 31, 2000 and $288,685 as of December 31, 1999. We incurred net losses of $82,385 in calendar year 1999, $570,025 in calendar year 2000 and $79,118 for the first quarter of 2001. We have only been able to generate small amounts of sales revenues since inception. Unless our revenues increase substantially and we become profitable, we will most likely cease operations.

         WE NEED SUBSTANTIAL ADDITIONAL CAPITAL TO CONTINUE OPERATIONS.

         Since Parallax's inception, we have funded operations out of capital raised from investors. We have generated minimum sales revenues. Unless we are able to raise additional capital to continue to fund operations until our sales revenues materially increase, we will go out of business.

PAGE-2
PARALLAX ENTERTAINMENT SB-11.WPT

         OUR SUCCESS IN THE INDEPENDENT LABEL DIVISION (PARALLAX RECORDS) IS DEPENDENT ON OUR UNPROVEN ABILITY TO IDENTIFY AND PUT UNDER CONTRACT RECORDING ARTISTS THAT BECOME POPULAR WITH THE PUBLIC.

         We believe that our future success in the independent label division (Parallax Records) depends on our ability to maintain our existing artist agreements and to secure additional agreements with artists. Our business will be adversely affected by any of the following:

         o        Inability to recruit new artists;
         o        Our existing artists do not achieve popularity:
         o        Poor performance or negative publicity of our artists

         Our success is dependent upon our ability to identify recording artists and markets with growth potential and the ability to promote such artists as they gain acceptance and become popular with the consuming public. We have but three artists under exclusive recording agreements.

         Since inception through December 31, 2000, our artists have produced $72,190 in revenues. During this period, Parallax incurred $882,689 in operating expenses resulting in an $810,499 loss from operations before the additional interest expense for this period of $48,211.

         OUR SUCCESS IN THE INTERNET DIVISION (PARALLAXMUSIC.COM) IS DEPENDENT ON OUR UNPROVEN ABILITY TO GENERATE REVENUES FROM OUR WEBSITE THROUGH THE SALE OF ARTIST MEMBERSHIPS AND MERCHANDISE.

         We believe that our future success in Internet division of Parallax depends on our ability to generate substantial traffic to our website, charge members annual membership fees and facilitate a substantial volume of online sales. Our business will be adversely affected by any of the following:

         o        Inability to generate considerable traffic to the website.
         o        Inability to attract paying members to join the website.
         o Inability to sell a substantial volume of product on the website.
         o Products on the website do not command enough margin to make the company profitable.


PAGE-3
PARALLAX ENTERTAINMENT SB-11.WPT

         INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

         Third parties may assert trademark, copyright, patent and other types of infringement or unfair competition claims against us. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, loss of access to, and use of, content, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of infringement against us, it could harm our business.

         In addition, we rely on third parties to provide services enabling our online product sales transactions, including credit card processing, order fulfillment and shipping. We could become subject to infringement actions by third parties based upon the use of intellectual property provided by our third-party providers. Any such claims or disputes could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if our efforts to enforce our intellectual property rights are unsuccessful or if claims by third parties against us are successful, our business will be harmed.

         IF ONLINE SECURITY MEASURES FAIL, WE COULD LOSE VISITORS TO OUR SITES AND COULD BE SUBJECT TO CLAIMS FOR DAMAGE FROM OUR CUSTOMERS.

         Third parties process our online sales. Our relationships with consumers would be adversely affected and we may be subject to claims for damage if the security measures that such third parties use to protect their personal information, especially credit card numbers, are ineffective. We rely on security and authentication technology of such third parties to perform real-time credit card authorization and verification. We cannot predict whether events or developments will result in a compromise or breach of the technology they use to protect a customer's personal information.

         We are vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and our relationships with our content providers, advertisers and merchants. We also could be liable to our content providers, advertisers and customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Our security measures may not prevent disruptions or security breaches.


PAGE-4
PARALLAX ENTERTAINMENT SB-11.WPT

         WE MAY BE SUBJECT TO LIABILITY IF PRIVATE INFORMATION PROVIDED BY OUR CUSTOMERS WERE MISUSED.

         If third  persons  were  able to  penetrate  our  network  security  or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. We could also be subject to liability for claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, or other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in costly and time-consuming litigation.

         CHANGES IN LAWS OR REGULATIONS MAY ADVERSELY AFFECT OUR ABILITY TO COLLECT DEMOGRAPHIC AND PERSONAL INFORMATION FROM CUSTOMERS AND COULD AFFECT OUR ABILITY TO ATTRACT ADVERTISERS.

         Legislatures and government agencies have adopted and are considering adopting laws and regulations regarding the collection and use of personal information obtained from individuals when accessing Web sites. For example, Congress recently enacted the Children's Online Privacy Protection Act, which restricts the ability of Internet companies to collect information from children under the age of 13 without their parents' consent. In addition, the Federal Trade Commission and state and local authorities have been investigating Internet companies regarding their use of personal information. Our privacy programs may not conform to laws or regulations that are adopted. In addition, these legislative and regulatory initiatives may adversely affect our ability to collect demographic and personal information from users, which could have an
adverse  effect  on  our  ability  to  provide   advertisers   with  demographic
information.

         WE MIGHT BE SUED FOR CONTENT AVAILABLE OR POSTED ON OUR WEB SITES OR PRODUCTS SOLD THROUGH OUR WEB SITES.

         We may be liable to third  parties  for  content  published  on our Web sites and other Web sites where our syndicated content appears if the music, artwork, text or other content available violates their copyright, trademark or other intellectual property rights or if the available content is defamatory, obscene or pornographic. Similar claims have been brought, sometimes successfully, against Web site operators in the past. In addition, we could have liability to some of our content licensors for claims made against them for content available on our Web sites. We also could be exposed to these types of claims for content that may be accessed from our Web sites or via links to other Web sites or for products sold through our Web site. Any litigation as a result of defending these types of claims could result in substantial costs and damages.

         WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.


PAGE-5
PARALLAX ENTERTAINMENT SB-11.WPT

         There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. Also, the Media Marketing Accountability Act, recently introduced in the US Congress, if enacted, would prohibit marketing adult-rated materials, including music, to children. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to existing, laws or regulations relating to the Web could adversely affect our business. Prohibition and restriction of Internet content and commerce could reduce or slow Internet use, decrease the acceptance of the Internet as a communications and commercial medium and expose us to liability. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition. The growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

         THE INTERNET IS SUBJECT TO RAPID CHANGES, WHICH COULD RESULT IN SIGNIFICANT ADDITIONAL COSTS.

         The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make our existing or future products or services obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible for us. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of our Web sites could harm our ability to attract and retain users. Among other things, we will need to license or develop leading technologies, enhance our existing services and develop new services and technologies that address the varied needs of our users.

         WE HAVE A LIMITED TARGET MARKET FOR OUR MUSIC.

         Our artists are primarily in the alternative/rock music genre. Changing audience tastes in music could result in a decrease in the popularity of this type of music. If this occurs, we may never achieve any significant revenues.


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PARALLAX ENTERTAINMENT SB-11.WPT

         WE CONTRACT WITH OTHERS TO MANUFACTURE OUR RECORDS, OVER WHOM WE HAVE NO CONTROL.

         Parallax is dependent on contract manufacturers to make our records. We could experience delays in delivery of our product resulting in reduced sales and other events, which may have a negative effect on our revenues.

         WE ARE A VERY SMALL ENTITY THAT MUST COMPETE WITH MANY MUCH LARGER COMPANIES.

         The recording industry is highly competitive, and our success depends on our ability to attract and promote artists. There can be no assurance that we will be able to attract artists, or, if we are able to attract such talent, that we will be able to develop that talent successfully or in such a manner that significant sales of artist product results.

         We are a very small company in a huge industry. Many of our competitors in the record label industry have been in existence for a substantially longer period than we and most have much greater financial, marketing, personnel and other resources than Parallax.


         WE ARE ESSENTIALLY A ONE-MAN COMPANY AT THIS TIME.

         Our success substantially depends on the abilities and continued contributions of our President and Chief Executive Officer, Gust C. Kepler. The loss of Mr. Kepler's services would have a material adverse affect on us. Further, there can be no assurance that we will be able to attract additional qualified employees or artists. Mr. Kepler founded Parallax and is essential to its growth.

         WE WILL RECOUP THE FINANCIAL ADVANCES FOR RECORDING COSTS THAT WE MAKE TO OUR ARTIST ONLY IF THEY ARE SUCCESSFUL.

         As aforesaid, Parallax has recording contracts with four artists. Parallax has or will have to pay advances consistent with industry standards to secure the services of its artists. Should the artist's album not sell well, or should the artist fail to produce an album, the amount of the advance already paid to record the artists is generally not recovered. There can be no assurance that we will be able to attract additional artists, or, if we are able to attract such talent, that Parallax will be able to develop that talent successfully or in such a manner that significant sales of artist product results. There can also be no assurance that any of the recordings will produce sales revenue for Parallax, or if they do, that such revenue will be sufficient to recoup recording costs. In this regard, Parallax had a contract with an artist, which has expired. We have incurred substantial costs to record that artist. It is unlikely that we will recover these advances if we cannot recoup them from continuing record sales from that artist's catalogue.


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PARALLAX ENTERTAINMENT SB-11.WPT

          CONSUMERS USE DISCRETIONARY FUNDS TO BUY RECORDS. AN ECONOMIC SLOWDOWN WILL BE BAD FOR BUSINESS.

         Parallax's results of operations will be adversely affected by economic downturns, as its business is dependent on discretionary spending, which decreases during periods of economic slowdown.

         PARALLAX COMPETES WITH OTHER ENTERTAINMENT PROVIDERS FOR DISCRETIONARY SPENDING.

         Parallax faces intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, video companies and others. If we fail to compete effectively with these much larger providers, we will not succeed.

          MANY CONSUMERS ARE DOWNLOADING RECORDS FROM THE INTERNET FOR FREE, WHOLLY AVOIDING PAYMENTS TO RECORD COMPANIES LIKE PARALLAX.

         Companies such as Napster have allowed consumers to acquire music on line for free. Whether or not this practice is unlawful, if it continues and grows, our business will be adversely affected.

         PARALLAX HAS 62 SHAREHOLDERS. WE ANTICIPATE THAT THERE WILL NOT BE, INITIALLY, ACTIVE TRADING OF OUR STOCK.

         We anticipate that there will not be a public market of any significance for our common stock and no assurance can be given that any trading market of any significance will develop in the foreseeable future, if at all. No assurance can be given that purchasers of common stock will later be able to sell those shares on favorable terms or at all. Parallax is not obligated to create or support a secondary market in our shares.

         PARALLAX HAS NEVER PAID DIVIDENDS AND ANTICIPATES NOT PAYING DIVIDENDS FOR THE FORESEEABLE TIME.

         Parallax has never paid dividends on its common stock. Our ability to pay dividends on the shares is limited to our ability to earn sufficient income. Payment of dividends is subject to the discretion of Parallax's Board of Directors. The Board of Directors has not formulated a policy regarding payment of dividends. No dividends will be paid for the foreseeable future.


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PARALLAX ENTERTAINMENT SB-11.WPT

         SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FALL.

         If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2001 we have outstanding 1,091,300 shares of common stock, assuming no conversion of outstanding notes, 399,300 of which are currently eligible for sale in the public market.

                                    BUSINESS

         Parallax Entertainment, Inc. was established and has been in operation for approximately four years. Parallax produces, licenses, acquires, markets, and distributes high quality recorded music for a variety of music formats. Parallax currently produces music for a variety of categories, including, traditional rock, alternative rock, hip-hop, and funk grooves music under the Parallax Records label.

         Alternative rock is a broad genre of music utilizing elements of traditional rock music in conjunction with other styles of popular music. Examples would include artists like Red Hot Chili Peppers, Nirvana, U2, Radiohead, Weezer, REM.

         Hip-Hop music refers to a specific style of rap music that utilizes pre-programmed electronic beats and samples and spoken lyrics. Examples would include performers such as Dr. Dre, Eminem, The Beastie Boys, Bustah Rhymes, Will Smith and Outkast.

         Funk Grooves are best described as rhythmic or dance style melodies and beats used in house music, R&B, and other dance oriented music. Examples of this type of music would include: Prince, George Clinton, James Brown and Earth, Wind and Fire.

         Parallax also has an Internet division that operates under the name ParallaxMusic.com. This division provides a medium to promote artists worldwide on the Internet.

         Our operations have been established by, and include, the following:

         o Distribution Channels. During the four years of operation, Parallax has established its distribution channels through Crystal Clear Sound, which enjoys national distribution with major retail stores including Warehouse Music (formerly Blockbuster Music), Best Buy and Tower Music. Our existing revenue is derived from its distribution sales via Crystal Clear Sound.

          o Record Production. Parallax has produced five records. Two of those records are by artists currently under contract with Parallax. The additional records or masters are property of Parallax and comprise back catalogue that Parallax stocks and sells. As of March 31, 2001, we had 345 records in inventory in the amount of $569 recorded at the lower of costs or market value. We contract the manufacture of our records, primarily in CD format, to third party manufacturers, on a purchase order basis. We do not have any agreement with a specific manufacturer. If we need records, we are quoted a price for a specific number and place the order to meet our requirements. We believe there are many record manufacturers which are able to manufacture records for our artists.


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PARALLAX ENTERTAINMENT SB-11.WPT

         o Internet Sales. In May 1999, we began distributing Parallax records via a link on the Internet website "Amazon.com."

         o Artist Membership Sales. ParallaxMusic.com offers a micro page to subscribing artists for a yearly fee, which provides them exposure and facilitates online sales of members' recorded music and logo merchandise. In addition to the membership fee Parallax also receives a commission on those sales.

         o Production and Public Relations. Parallax has secured production facilities and production personnel. In addition, our operations consist of creating product awareness and enhancing public relations. Parallax has three employees.

         Bands currently under contract with Parallax are: (i) Track 10, (ii) Tek 3, (iii) Hellafied Funk Crew (recently disbanded), and (iv) Novachrome. Pursuant to recording contracts between a record label, such as Parallax, and a band, the record label acquires the right to market the music recorded by the bands. A record label packages, promotes and sells pre-recorded music. In some cases, the record label locates and acquires an artist, assists with the production of a record and, finally, sells the product. A variety of different terms and provisions may be included in each recording contract. In any event, the recording contracts do not create either an employee-employer relationship or an agent or client relationship between Parallax and the band. Thus, the band contracts with Parallax may be viewed as assets. In addition, although not reflected in our financial statements, we own the intellectual property rights of the five albums produced and sold to date.

         Parallax specializes in markets that we believe, based on our own experience, industry sources, and census data, offer growth and profit potential. Parallax primarily targets alternative rock music as such a market. While we project our primary sales to be in the alternative rock music market, Parallax also expects other markets to account for a significant percentage of its net revenues.

         Our strategy for growth in the recorded music business is based on: (i) selling diversified recorded music offerings in formats with growth potential;
(ii) introducing records by established artists with a history of successful releases; and (iii) acquiring master recordings and music publishing rights from other record companies at attractive prices.

         Parallax expects to derive its income from a variety of sources, all of which are related to the production and distribution of their recorded music and ParallaxMusic.com membership sales and commissions. We take a hands on approach as an executive producer in overseeing the production of a record from start to finish which includes selection of artist's material, engaging a musical producer and or engineer, obtaining studio time, mastering recordings, and designing artwork and packaging for the finished product. Parallax distributes its records via a network of independent distributors. As a function of distributing a record, Parallax produces and promotes concerts and live shows featuring our artists. We do not represent artists in a management capacity, but do provide advice and guidance, which is to the mutual benefit of the artists and the label. Parallax also derives revenue from the design, manufacture and sale of merchandise, including clothing and collectibles, via licensing agreements with our artists. As an additional potential form of revenue, we may be engaged in licensing activities involving the granting of rights to third parties in the master recordings and compositions we own.


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

 PARALLAXMUSIC.COM

         Our website, ParallaxMusic.com, serves as a promotional vehicle for musicians via the Internet. The service provided by Parallax will be available to artists worldwide and will not be limited just to artists affiliated with Parallax Records. ParallaxMusic.com will provide services for artists including but not limited to individual website accessible through ParallaxMusic.com. The ParallaxMusic.com website will provide information to record labels, booking agents, management companies, and entertainment related service companies that seek information or services of musicians. Artists will pay a fee based on the extent of the package provided by ParallaxMusic.com.

         o Parallax Records Promotes ParallaxMusic.com. Parallax believes that the existing record label division will serve as a conduit and advertising vehicle for ParallaxMusic.com due to the growing popularity of Parallax Records and its current artists. ParallaxMusic.com will be promoted through a variety of vehicles to create an awareness in the music community. Product sold and distributed through Parallax Records will include informational booklets and the web address for ParallaxMusic.com. Parallax Records will distribute information about ParallaxMusic.com utilizing their signed artists as they tour nationally or internationally. This information will be in the form of booklets, banners, and occasionally the inclusion of ParallaxMusic.com information in radio commercials. Parallax believes that this form of grass roots promotion will be very effective in reaching the prospective acts that will utilize these services.

         o Artists' Submissions to Parallax Records. Parallax Records receives numerous submissions from artists from a variety of genres and geographical locations interested in obtaining recording contracts from the record label. Due to budget limitations and obligations to current artists, it is unlikely that Parallax can sign additional artists in the immediate future. The other hopefuls are informed either verbally or by mail that we cannot offer them a recording contract. Parallax intends to use this frequent contact with the artists that are not accepted by the label to inform them about ParallaxMusic.com. If the artist elects to list with ParallaxMusic.com, the services provided can assist them in finding other prospective record labels, management, booking agencies, and other entertainment industry related music companies. It will also serve as a database for Parallax Records to contact the artist in the event that there is a future opportunity for the artist with the label.


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PARALLAX ENTERTAINMENT SB-11.WPT

         o Promotions and Incentive Programs. ParallaxMusic.com will use contests, special events and product giveaways to entice prospective artists to join the ParallaxMusic.com website. Referral fee and commission programs will be implemented to reward members of ParallaxMusic.com for bringing additional members to the website.

The ParallaxMusic.com website will generate revenue for Parallax by:

         o Membership Fees. Artists will pay a membership fee in return for posting their information on the ParallaxMusic.com website. A variety of packages starting at $100.00 are available to artists.

         o Target Market Information Sales. Parallax intends to sell information gathered on its website database. Parallax believes this target market information will be in great demand by music industry concerns and other companies outside the music or entertainment industries.

         o Web Advertisement. Parallax intends to sell space on the ParallaxMusic.com website in the form of paid links and banner advertisements to various entities wishing to advertise to the musically oriented target market on the Internet.

         The ParallaxMusic.com website will work in conjunction with Parallax Records in a symbiotic fashion. Parallax believes that the record label division will serve as a dynamic promotional vehicle for the website and conversely, the website will generate significant revenue for us. The website will also give Parallax Records a powerful, low cost tool for seeking, recruiting, and scouting new artists.

          THE PARALLAXMUSIC.COM WEBSITE OFFICIALLY STARTED IN SEPTEMBER 2000. HOWEVER TO DATE, IT HAS NOT GENERATED ANY SIGNIFICANT REVENUE.

  COMPETITION

         The music industry is highly competitive and comprised of approximately six major recorded music companies which dominate the 12 to 14 billion dollar recording industry along with their subsidiary labels: (1) Time/Warner; (2) Sony Music Group; (3) Bertelsmann Music Group; (4) Polygram; (5) Thorn-EMI; and (6) Universal Records Group. In addition, there are many smaller independent labels. In Texas alone there are approximately 500 independent labels.

         We believe our principal competitors are other independent labels and music related websites. Many of the competing labels are larger than Parallax and have greater financial resources and distribution capabilities. We anticipate that competition for sales of recordings, merchandise and live show tickets will be based almost entirely upon the popularity of the artist and the particular recording. The number of units sold depends upon the demand for a particular recording. Similarly, sales prices for merchandising of clothing and collectibles are set at levels within the industry norm and the volume determined by the popularity of the artist. Competition and pricing for the sale of copyrighted works are determined on a case-by-case basis, also dependent on the popularity of the artist.


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PARALLAX ENTERTAINMENT SB-11.WPT

         Parallax intends to utilize radio promotion, in store point of purchase vehicles, radio advertising and industry media to promote its artists. Parallax anticipates selling products at live concert venues and to utilize independent record promoters to assist in obtaining radio air play in major markets to increase product awareness and sales. Additionally, we intend to work with distributors to implement promotions at retail sites to increase product sales. With respect to our competitors, Parallax has not, and will not, rule out a joint venture with a major label in the event such an arrangement would benefit us financially in the long term.

INTRODUCTION TO THE ARTISTS

         We currently have three artists under contract which Parallax believes, based on its experience, third party critics, growing public following, and major label interest are very marketable within their respective genres of music. These artists are Track 10, Tek 3, and Novachrome. We had under contract the Hellafied Funk Crew band. However, this band has disbanded and may not play again together.

Track 10

         Track 10 is a four-member band. Track 10's music is best described as alternative rock or pop rock. The band is very young as the oldest member is 21. Parallax believes that this band is marketable because of their youthful image and innovative brand of alternative rock. Track 10's first CD under the Parallax label was released May 5, 2001.

TEK 3

         Tek 3 is a three-member band. Tek 3's music is a hybrid of rock, rap, and techno music. Parallax believes that the combination of those three elements makes Tek 3 unique and marketable. Tek 3 is in the studio now recording its debut release on Parallax Records.

Novachrome

         Novachrome is a five-member band. Novachrome's music is both current and retrospective combining the sounds of today's alternative rock music with elements of the late 1970's and early 1980's punk rock era. Parallax believes this unique combination of guitar driven rock and layered vocal harmonies appeal to today's alternative rock audience.

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PARALALAX ENTERTAINMENT SB-11.WPT

                              MARKETING STRATEGIES

         BECAUSE OF OUR LIMITED RESOURCES AND THE LACK OF SUCCESS OF THE ARTISTS WE PRESENTLY HAVE UNDER CONTRACT, OUR MARKETING STRATEGIES HAVE MAINLY NOT BEEN IMPLEMENTED. HOWEVER, IF WE ARE ABLE TO OBTAIN THE NECESSARY FINANCIAL RESOURCES AND ONE OF OUR ARTISTS BECOMES POPULAR, THESE ARE THE STRATEGIES THAT WE INTEND TO UTILIZE.

CONVENTIONAL MARKETING STRATEGIES

         Parallax intends to utilize conventional marketing vehicles used by record labels to promote their artists. These vehicles include radio promotion and advertising, print advertising, and music videos.

RADIO PROMOTIONS

         Parallax plans to hire an independent record promoter to promote a selected artist in strategic markets. The record promoter acts as a liaison between Parallax and the program directors at various radio stations. The ultimate goal of a record promoter is to obtain airplay for the artist. The industry term for repeat air play is "being in rotation". Once an artist is in rotation in a market, we believe that the continuous exposure when coupled with other marketing strategies will drive record sales.

RADIO ADVERTISING

         Parallax may also advertise an artist by purchasing radio spots in various target markets. Many times the product of an artist is advertised in conjunction with a live show. Parallax has used this strategy in pilot markets and plans to expand this form of advertising to multiple markets.

PRINT MEDIA

         Parallax may elect to promote its artists using various print media. Examples of print media include posters, flyers, stickers, billboards, advertisements in music publications, and advertisements in industry or general publications.

MUSIC VIDEOS

         We may elect to promote our artist via music videos. Music videos are an effective tool to introduce a band to the public. Many television shows specialize in music videos such as MTV and VH1. Parallax also anticipates the formation of many Internet video programs as streaming video technology continues to improve. Music videos are a very effective way of introducing the artist's image and music to a large target audience.

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PARALLAX ENTERTAINMENT SB-11.WPT

TOUR SUPPORT

         Parallax believes, based on its experience, that one of the best marketing strategies to promote an artist is live performance. It is necessary for an artist to tour on a regional or national level to build a following and increase its fan base. Parallax currently assists its artists with tour support and related promotions. Tour support includes paying transportation and lodging costs, artist per diem, promotional expenses, and other related expenses not covered by revenue generated from the live performances.

RETAIL MARKETING

         As with each of the above-discussed conventional marketing strategies, we will be able to implement the following retail marketing strategies only if we raise substantial additional capital. There is no assurance that we will be able to raise any additional capital.

         Parallax plans to have a strong product presence in retail stores specializing in music. Management intends to be very creative within the retail outlets to entice potential customers to listen to and ultimately purchase our product. We will propose to use counter top displays strategically placed in key stores to display prominently, the newly released CD. We will use a combination of positioning and high impact artwork and signage incorporated with this display to generate consumer interest.

         We will provide free goods or products to the stores in exchange for the premium space provided. There is no guarantee that the space will be provided or that potential consumers will ultimately be enticed to listen to or purchase this product. We were successful on a local level with the product placement on counter tops at Blockbuster Music in the Dallas/Fort Worth area in the 4th Quarter of 1997 with the release of the debut CD from the artist Hellafied Funk Crew. However, we have no agreements or guarantees that we will be provided space to promote our artists' CDs now or in the future. All music companies covet such display space and there can be no assurance that we will ever again be given such space to promote our artists.

POINT OF SALE DISPLAYS

         We will use large high impact point-of-purchase displays to create in store awareness of our artists. In today's music retail market, almost all retail outlets selling music have listening stations. Listening stations are stereo systems in the store that allow potential customers to listen to product through headphones. Parallax feels that a product presence within the store incorporated with large color displays creates curiosity and will entice store customers to listen to the artist's music in the store at the listening stations. Parallax believes that a reasonable number of these listeners will ultimately purchase the product.


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PARALLAX ENTERTAINMENT SB-11.WPT

INTERACTIVE POP DISPLAYS

         Parallax is also designing an interactive display system that will dispense product and allow the retail customer to view still photos, video clips, and listen to sound bytes of the artist or artists. This display system is currently in the development phase. Parallax has not completed the design for the POP display. These displays consist of touch screen monitors that allow consumer to view video footage of the artists, interviews with the artist, and listen to music clips and interviews. Parallax plans to complete prototypes and test them in select strategic markets to determine their impact on sales. We hope to be the first record label to introduce this interactive display system at a retail level.

INTERNET MARKETING

         We believe the advent of the Internet will revolutionize the music industry and greatly benefit independent record labels. Parallax has a website and the web address is www.parallaxrecords.com. In addition, Parallax plans to utilize specific areas of the Internet to promote its artists and products.

AMAZON.COM

         Parallax has a vendor agreement with Amazon.com to sell compact discs via the World Wide Web. Amazon.com is the largest online retailer of books and compact discs. We have a direct link from our web site to Amazon.com to expedite purchases by potential customers. Parallax believes that Amazon.com will alleviate gaps in distribution and serve as a worldwide source and distribution arm for our products.

BROADCAST.COM

         Parallax has and will continue to broadcast selected live performances by its artists via Broadcast.com. Broadcast.com is the world's largest leading aggregation and broadcaster of streaming media programming on the World Wide Web. Parallax benefits greatly from these live broadcasts as they reach a potential worldwide audience. Broadcast.com and Parallaxrecords.com share reciprocal links during live events featuring our artists hosted by Broadcast.com. These links create a pathway for the Broadcast.com listener to purchase products from our online as well as drive an enormous amount of web traffic to our website. Parallax believes that Broadcast.com has a growing audience and will serve as an international promotional tool to introduce our artists worldwide.


BACKLOG

         WE HAVE NO BACKLOG OF WRITTEN FIRM ORDERS FOR PRODUCTS AND/OR SERVICES AS OF MAY 31, 2001.


PAGE-16
PARALLAX ENTERTAINMENT SB-11.WPT

         Sales of our records are not seasonal in nature. Typically, sales increase following the release of a new record or a large promotional campaign. Parallax has no backlog. Backlogs are not characteristic of our industry.

EMPLOYEES

         Parallax currently has four employees: (i) Gust C. Kepler, President and Chief Executive Officer, (ii) William R. Kepler, Vice President - Operations, (iii) Jason Abbott, Art Director and Promotions and (iv) Kim Donovan, Controller.

         Parallax does not currently offer a 401(k) retirement plan or employee stock options. However, we intend to offer these benefits in the future, as Parallax believes its success is directly tied to its employees and Parallax desires to continue to attract and retain the best available talent in the market. We do not currently pay for employee health insurance.

         None of our employees are subject to collective bargaining agreements, or are there any plans for such agreements in the future. In addition, there have been no employee strikes in our history, or are there any current threats of such strikes.

PROPERTY

         Parallax leases office space on a month-to-month basis for $1,501.62 per month from a company owned by the principal shareholder of Parallax. Parallax believes that this arrangement is no less favorable to Parallax than is available from unrelated third parties.

         Parallax does not intend to acquire any properties in the immediate future.

INTELLECTUAL PROPERTY RIGHTS

         Our operations are highly dependent upon intellectual property rights to our records and merchandise. International copyright laws including those in the United States and Texas protect our master recordings. Under these laws, master recordings cannot be reproduced without contractual consent from the owners of such property.

         Parallax has entered into contracts with the following bands:

                  Track 10. An Exclusive Recording Artist Agreement dated as of January 20, 1999 by and between Parallax and Joseph J. Donnelly, Joshua J. Sweley, and Kyle W. Van Vleet both individually and jointly, and p/k/a Slappy Yellow (to be known in the future as Track 10) (the "Track 10 Agreement"). The Track 10 Agreement provides that, among other things, Track 10 agrees to produce and deliver to us master recordings comprising sound alone sufficient to comprise one album during the initial period and one album during each of the three option periods. The term of the initial period expired. The three option periods extend the terms of the Track 10 Agreement for further periods commencing upon the expiration of the initial period and expiring twelve (12) months after delivery to Parallax of one album during each of the three option periods. Under the Track 10 Agreement, one album has been completed.


PAGE-17
PARALLAX ENTERTAINMENT SB-11.WPT

                  Tek 3 An Exclusive Recording Artist Agreement dated as of November 11, 2000 by and between Parallax and Jamie Coffee, Neil Swanson, Justin Jones individually and jointly, and p/k/a Tek 3 (the "Tek 3 Agreement"). The Tek 3 Agreement provides that, among other things, Tek 3 agrees to produce and deliver to us master recordings comprising sound alone sufficient to comprise one album during the initial period and one additional album during each of the two option periods. The term of the initial period shall expire nine (9) months after delivery to Parallax of one album during the initial period. The two option periods extend the terms of the Tek 3 Agreement for further periods commencing upon the expiration of the initial period and expiring nine (9) months after delivery to Parallax of one additional album during each of the two option periods. Under the Tek 3 Agreement, Tek 3 has begun recording their first record.

                  Novachrome. An Exclusive Recording Artist Agreement dated as of July 31, 1998 by and between Parallax and Johnny Hawkins and Craig Reeves, both individually and jointly, and p/k/a Novachrome (the "Novachrome Agreement"). The Novachrome Agreement provides that, among other things, Novachrome agrees to produce and deliver to Parallax master recordings comprising sound alone sufficient to comprise one album during the initial period and one additional album during each of the two option periods. The term of the initial period shall expire six (6) months after delivery to Parallax of one album during the initial period. The two option periods extend the terms of the Novachrome Agreement for further periods commencing upon the expiration of the initial period and expiring nine (9) months after delivery to Parallax of one additional album during each of the two option periods. Under the Novachrome Agreement, one album has been completed.

         We have a similar exclusive recording agreement with the Hellafied Funk Crew band. However, as noted above, this band has disbanded. If they ever decide to play again together they will be subject to the existing recording agreement with Parallax.



                                   REGULATION

         Parallax management does not foresee any material effects of federal, state or local regulation on any aspect of Parallax's operations. However, as discussed under Risk Factors above, changes in laws or regulations may adversely affect our operations.


PAGE-18
PARALLAX ENTERTAINMENT SB-11.WPT

           MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

         From Parallax's inception through March 31, 2001, we have been unsuccessful in generating any material amount of revenue while incurring huge losses. We have relied primarily on capital raised from investors and the receipt of services in exchange for Parallax stock on which to operate. The following summary financial information illustrates our historic poor performance and poor prospects for the future:

                       FY-2000      FY-1999      1st Q-2001  1st Q-2000
                      ----------   ----------    ----------  ----------
Revenues              $  31,430     $ 25,074     $  1,055     $  6,785
---------

Loss                  ($597,527)   ($ 82,385)   ($ 79,118)   ($132,126)
----

Accumulated Deficit   ($886,212)   ($288,685)   ($965,330)   ($420,811)
-------------------

         As of December 31, 2000, Parallax had a working capital deficit of over $107,000. Because we have raised cash through the sale of stock, as of March 31, 2001, we had approximately $90,000 in working capital. However, we still have not generated any significant revenues and unless we do so we will again run out of cash. It is doubtful that we will be able to continue to raise capital by selling our stock to investors if we do not begin to generate substantial revenues from the sale of our artists' records and products. Our significant operating losses, working capital deficits and accumulated stockholders' equity deficits raise substantial doubt about our ability to continue as a going concern.

         We have not had any material changes in our revenue streams during the reporting periods.

         During fiscal 2000, we incurred $402,637 in selling, general and administrative expenses, compared to $78, 526 in fiscal 1999. The additional approximate $314,000 SG & A expenses incurred in 2000 are attributed to additional staff and normal marketing and administrative activities that we could pay for that we didn't have the money to pay for in fiscal 1999. We decreased SG & A in the first quarter of 2001 about $50,000 compared to the first quarter of 1999 because we had less money to spend on marketing and administrative matters. Also, in fiscal 2000, we had a debt conversion expense of $183,000 resulting from the conversion into our stock of certain debt and the reduction of the conversion rate of $5 per share to $1.25 per share. See Note 5 to the Notes to Financial Statements below.

         We have incurred losses primarily because we have generated very little revenue from record sales or any other source to cover normal operation expenses. However, one of the bands that we had under contract, Hellafied Funk Crew, has disbanded. Therefore we will not receive any material amount of future revenues from records and product sales of this band. In order to address the causes underlying the losses, as an additional potential form of revenue, Parallax may license to third parties the master recordings and compositions it owns. In addition, Parallax intends to differentiate itself in order to effectively compete with those labels, which seek only to license or sell rights to the major labels by manufacturing, distributing and promoting products at the retail level. Parallax intends to utilize radio promotion, in store point of purchase vehicles, radio advertising and industry media to promote its artists. Parallax anticipates selling products at live concert venues and to utilize independent record promoters to assist in obtaining radio air play in major markets to increase product awareness and sales. Additionally, Parallax intends to work with distributors to implement promotions at retail sites to increase product sales.


PAGE-19
PARALLAX ENTERTAINMENT SB-11.WPT

         Parallax anticipates having substantial cash flow or liquidity problems in the next 12 months. Parallax may be required to reduce its planned operations if we are unable to raise additional capital. We may not be able to continue operations and we may go out of business. At present, Parallax is not in default or in breach of any lease or any other obligation or indebtedness, except for $28,500 in 18% senior secured convertible notes that are past due and interest has not been paid. However, Parallax has not received any default letters or other communications from the holders of the past due notes. At present, we have no significant amount of trade payables that have not been paid within the stated trade term. Parallax is not presently subject to any unsatisfied judgments, liens or settlement obligations.

         If we are unable to raise sufficient working capital of at least $1,500,000, Parallax may reduce its planned operations and implement its further development at a reduced scale and a lesser pace, resulting in smaller sales volumes than currently planned. There can be no assurance that we will be able to raise additional funds on favorable terms, if at all.


                                   MANAGEMENT

  Chief Executive Officer:

  Name:   Gust Charles Kepler
  Title:  President and Chief Executive Officer
  Age:    36

  Office Street Address:
  14110 N. Dallas Parkway
  Suite 130
  Dallas, Texas 75240
  Telephone No.:  (972) 726-9203

         Mr. Kepler is the founder, President and Chief Executive Officer of Parallax. Mr. Kepler currently manages all aspects of Parallax including sales, marketing, production, contracts and distribution. Mr. Kepler has extensive knowledge and experience in the music and entertainment industries. Mr. Kepler's involvement in the music industry began in 1977 when he joined his first rock band at age 13. After playing in various bands throughout high school, Mr. Kepler played and produced various projects between 1985 and 1987. Mr. Kepler produced his first complete record for the band Lead in 1994. In 1996, Mr. Kepler founded Parallax, released a retrospective record by Fever In The Funkhouse and released a second complete record by the critically acclaimed artist Reed Easterwood. Mr. Kepler was and still is directly responsible for all production, packaging, marketing and promotion of the Parallax records and compact discs. Mr. Kepler devotes 100% of his time managing Parallax.


PAGE-20
PARALLAX ENTERTAINMENT SB-11.WPT

         Mr. Kepler previously served as President and CEO of Glance Toys, Inc., a Texas corporation and a sport toy company he founded in 1995. In this position, Mr. Kepler was involved in all financial decisions, sales and marketing, product development, oversight of daily operations, the implementation of systems and public relations. Today Mr. Kepler remains a principal of that company. Mr. Kepler has several years experience in positioning, marketing and distributing products to retail stores. Glance Toys, Inc. sells its products to Wal-Mart, Toys-R-Us International, Target and a number of grocery stores, distributors and convenient store chains on a national level.

         Prior to his position with Parallax, Mr. Kepler was a managing partner of Gust Properties, a Dallas-based real estate concern.

         Mr. Kepler completed High School at Plano Senior High School in 1983 and one year of college at Southwest Texas State University.

         Mr. Kepler is the sole director of Parallax.

         Mr. Kepler's compensation for the past three years has been:

         Year                                       Salary
         -------------------------------------------------

         1998                                       $0.00
         1999                                       $0.00
         2000                                       $0.00

         Mr. Kepler has not received any other form of compensation from Parallax.

         Parallax does maintain key-man life insurance in the amount of $1,000,000 for Gust Kepler. If Mr. Kepler became unable to serve, then it is most likely that Parallax would wind up its affairs and discontinue operations.

Chief Operating Officer:

Name:  William R. Kepler
Title:   Vice President - Operations
Age:    30
Office Street Address:
14110 N. Dallas Parkway
Suite 130
Dallas, Texas 75240
Telephone No. (972) 726-9203


PAGE-21
PARALLAX ENTERTAINMENT SB-11.WPT

         As Parallax's Vice President - Operations, Mr. Kepler is responsible for oversight of the daily operations at Parallax Entertainment, Inc. His position entails all aspects of office management, marketing, promotion, and inventory control. He works full time for Parallax.

         Mr. Kepler has extensive knowledge of the music and entertainment industries. He obtained a Bachelor of Arts and Science degree in Radio, Television and Film from the University of North Texas. While attending the University of North Texas, William Kepler obtained an internship position at the campus radio station (KNTU). As an intern, William Kepler was exposed to promotional techniques by major record labels and the mechanics employed by a radio station to report and chart music. William Kepler also worked as a booking agent for the Dallas live music venue, The Pound. While working at The Pound, William Kepler gained experience in the live music performance industry including hiring bands, writing contracts, hiring sound personnel and promoting the live shows.

         Mr. Kepler also serves as President of Internet Consulting Unlimited, a web-commerce company based in Dallas.

Chief Financial Officer:


Name: Kim Donovan,       Title:   Controller
Age:    30
Office Street Address:
14110 N. Dallas Pkwy; Suite 130
Dallas, TX, 75240
Telephone No.: (214) 697-1100

         Ms Donovan has been Controller for Parallax Records and Parallax Entertainment, September 1998 to present. Prior to that time she was an independent consultant. As our Controller, Ms. Donovan is responsible for all aspects of accounting.

         Education (degrees, schools, and dates): University of Hawaii, B.B.A. in Accounting in May 1994.

                             PRINCIPAL STOCKHOLDERS

         Information regarding shares of our common stock owned by management, as of June 15, 2001, is set forth in the table below. As of such date, there were 1,156,300 shares of common stock outstanding.


PAGE-22
PARALLAX ENTERTAINMENT SB-11.WPT

Name                    Class of             Shares             Percent of
----                     Shares        Owned Beneficially         Class*
                        --------       ------------------       ----------


Gust C.  Kepler         Common              622,000                56 %


William R. Kepler       Common               10,000                 0.9 %

Officers and            Common              632,000                57 %
directors
as a group
(2 persons)

* Assumes conversion of $28,500 in pr incipal amount of 18% senior convertible notes into 22,800 shares of common stock.

                MANAGEMENT RELATIONSHIPS AND CERTAIN TRANSACTIONS

         Gust C. Kepler and William R. Kepler are brothers.

         Since Parallax's inception, Gust Kepler, its President and principal shareholder, has made non-interest bearing loans to Parallax in the aggregate principal amount of $89,142 for working capital. Parallax has paid all of these loans.

         Parallax leases office space on a month-to-month basis for $1,501.62 per month from a company owned by Mr. Kepler. We believe that this arrangement is no less favorable to Parallax than is available from unrelated third parties.


                           DESCRIPTION OF COMMON STOCK

         Parallax has authority to issue 10,000,000 shares of common stock, par value $0.01 per share. Holders of common stock are entitled to one vote per share and to receive dividends or other distributions when and if declared by the board of directors. As of June 15, 2001, there were 1,156,300 shares of common stock outstanding held by 62 shareholders of record.

                           MARKET FOR OUR COMMON STOCK

         Our common stock has been quoted in the pink sheets under the symbol PLLX since July 2000. The high and low bid prices of our stock as quoted in the pink sheets is as follows:


PAGE-23
PARALLAX ENTERTAINMENT SB-11.WPT

          Calendar Period              High             Low
          ---------------              ----             ---

2000:     Third Quarter                $3               $2

          Fourth Quarter               $2.25            $0.0625

2001:     First Quarter                $1.01            $0.05

         The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. One of the market makers in our stock has applied to the NASD to have our common stock traded on the OTC Bulletin Board.

         As of June 15, 2001, we had 1,156,300 shares of common stock issued and outstanding and held by 62 shareholders of record. Of these outstanding shares, 464,300 shares could be sold under Rule 144 assuming the requirements of Rule 144 are met.

         Holders of restricted securities must comply with the requirements of Rule 144 in order to sell their shares in the open market. In general, under Rule 144 as currently in effect, any affiliate of Parallax and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year would be entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of Parallax's common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about Parallax. Non-affiliates who have held their restricted shares for two years are entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates of Parallax for the three months preceding such sale.

         In addition, each of the promoters of Parallax have entered into Lock-In Agreements with Parallax agreeing not to offer, sell, contract to sell or otherwise dispose of any promotional shares of Common Stock, an aggregate of 632,000 shares, for a period of at least two years ending March 1, 2002. Pursuant to the Lock-In Agreements, thereafter, 2.5% of promotional shares held in escrow may be released each quarter pro rata among the promoters, and all remaining promotional shares shall be released from escrow on March 1, 2004.


PAGE-24
PARALLAX ENTERTAINMENT SB-11.WPT

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Articles of Incorporation of Parallax provide that Parallax shall indemnify and hold harmless directors; officers, employees and agents to the extent permitted by the Texas Business Corporation Act and may purchase and maintain liability insurance for such persons. Therefore, we may indemnify our officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         From June 1996 through March 1998, we made a private placement offering to 11 accredited investors for $89,500 in principal amount of 12% and 18% senior secured convertible notes. Such notes were issued in exchange for cash, consulting services, record production/engineering services and for recording studio rental. The sale of these notes were made in reliance upon Section 4(2) of the Securities Act, and Rule 506 pursuant to Regulation D, promulgated thereunder, as an offering only to accredited investors, and Rule 701 which provides for an exemption for offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation.

         In March 2000, Parallax made a private offering of 100,000 shares of common stock to 32 investors at a price of $5 per share. 77,850 of these shares were sold for $389,250 in cash to 18 investors (less costs of issue totaling $10,695) and 22,150 shares were sold to 14 investors for $110,750 in services to Parallax. The investors and numbers of shares purchased are:

           Name                           Number of Shares Purchased
           ----                           --------------------------

        David Graf                                 2,000
        Steve Seeley                               3,000
        Rand Stagen                                1,200
        Rob Primm                                  1,000
        Kenah Fox                                  1,000
        Billy Penz                                   500
        Kim Donovan                                1,000

PAGE-25
PARALLAX ENTERTAINMENT SB-11.WPT

        Mark Harvey                                1,000
        Bob Pingel                                 1,000
        Charles Lacey                              2,000
        Cheryl Hartson                             2,000
        Stan Abbott                                5,000
        Roxanne Brewer                               450
        David Chidekel                             1,000
        Lance Dean                                 3,000
        Ryan Reynolds                             20,000
        Ashley Rhoden                             27,000
        Vance Scott                                1,000
        Charles Soleman                            2,000
        Michael Winter                             6,000
        Tim Wong                                   1,000
        DL Wood                                    1,000
        First London                              10,000
        William Manor                              5,000
        JAS Interests, Inc.                          200
        Demery Knox                                  200
        Misty Vaughn                                  50
        Shelia Randolph                              200
        Kelli Goodman                                200
        KE Kepler                                    200
        Phil Robinson                                600
        Steve Goodman                                200

Total                                            100,000 Shares

         The offering was registered with the Texas Securities Board utilizing the Small Corporate Offering Registration question and answer form for its Offering Circular, Model A of Form 1-A of Regulation A under the Securities Act of 1933. For these sales, Parallax relied on Rule 504 of Regulation D as its exemption from registration under the Federal Securities Act of 1933.

         In December 2000, Parallax opened a second private offering of 250,000 shares of common stock to accredited investors at a price of $2.00 per share. As of June 15, 2001, 207,500 shares have been sold and 42,500 shares remain available for sale. This offering was also registered with the Texas Securities Board utilizing the Small Corporate Offering Registration question and answer form for its Offering Circular, Model A of Form 1-A of Regulation A under the Securities Act of 1933. For these sales, Parallax relied on Rule 504 of Regulation D as its exemption from the registration requirements of the Act.


PAGE-26
PARALLAX ENTERTAINMENT SB-11.WPT

                                INDEX TO EXHIBITS



          3.1 Certificate and Articles of Incorporation of Parallax filed with the Texas Secretary of State. *

          3.2     Bylaws of Parallax.*

         10.1 Exclusive Recording Artist Agreement dated as of February 9, 1997 between Parallax and the Hellafied Funk Crew band.*

         10.2 Exclusive Recording Artist Agreement dated as of January 20, 1999 between Parallax and the Track 10 band.*

         10.3 Exclusive Recording Artist Agreement dated as of July 31, 1998 between Parallax and the Novachrome band.*

         10.4 Exclusive Recording Artist Agreement dated as of November 11, 2000 between Parallax and the TEK3 band.*

         10.5     Vendor agreement with Amazon.com Advantage.**

         *        Previously filed.

         **       Filed herewith.



                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Parallax Entertainment, Inc.

         Date: July 6, 2001             By:/s/ Gust Kepler
                                           ---------------
                                           Gust Kepler
                                           President and Chief Executive Officer


PAGE-27
PARALLAX ENTERTAINMENT SB-11.WPT

                          PARALLAX ENTERTAINMENT, INC.

                      INDEX TO AUDITED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Independent Auditors' Report.................................................F-2

Balance Sheets at March 31, 2001 (Unaudited),
 December 31, 2000 and 1999..................................................F-3

Statements of Operations for the Three Months
 Ended March 31, 2001 and 2000 (Unaudited) and
 the Years Ended December 31, 2000 and 1999..................................F-4

Statements of Changes in Stockholders' Deficit
 for the Three Months Ended March 31, 2001 and
 2000 (Unaudited) and theYears Ended December 31, 2000 and 1999..............F-5

Statements of Cash Flows for the Three Months
 Ended March 31, 2001 and 2000 (Unaudited) and
 theYears Ended December 31, 2000 and 1999...................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Parallax Entertainment, Inc.

We have audited the accompanying balance sheets of Parallax Entertainment, Inc. as of December 31, 2000 and 1999 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallax Entertainment, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, an error resulting in an understatement of previously reported net loss and previously reported stockholders' deficit as of December 31, 2000 was discovered by management of the Company subsequent to the issuance of those financial statements. Accordingly, the financial statements have been restated to correct the errors.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                      Jackson & Rhodes P.C.


Dallas, Texas
February 28, 2001, except as to Note 8 which is as of June 14, 2001


                          PARALLAX ENTERTAINMENT, INC.
                                 BALANCE SHEETS

                                     Assets
                                                                   March 31,             December 31,
                                                                     2001             2000           1999
                                                                 -----------      -----------    -----------
                                                                 (Unaudited)       (Restated)
Current assets:
       Cash                                                      $   121,774    $      --      $      --
       Accounts receivable, trade, less allowance for
            doubtful accounts of $27,503 as of
            March 31, 2001 and December 31, 2000                      11,129         10,500           --
       Receivables from related parties                               33,440         10,998         10,399
       Advances to bands                                              25,424         17,201            715
       Prepaid expenses, principally rent                             25,500           --             --
       Inventory                                                       2,685          1,746          2,101
                                                                 -----------    -----------    -----------
            Total current assets                                     219,952         40,445         13,215
                                                                 -----------    -----------    -----------

Furniture and equipment                                               17,698         17,592          7,592
Less accumulated depreciation                                         (8,610)        (7,410)        (4,045)
                                                                 -----------    -----------    -----------
                                                                       9,088         10,182          3,547
                                                                 -----------    -----------    -----------
Other assets:
       Deposits                                                       10,817          1,317          1,317
                                                                 -----------    -----------    -----------
                                                                 $   239,857    $    51,944    $    18,079
                                                                 ===========    ===========    ===========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
       Bank overdraft                                            $      --      $     1,314    $     8,936
       Accounts payable                                               42,518         41,162         50,294
       Accrued expenses                                               49,964         52,915         38,442
       Payable to principal stockholder                                 --           13,060         51,692
       Notes payable                                                   8,500          8,500          8,500
       Current portion of convertible notes payable                   28,500         30,500         70,500
                                                                 -----------    -----------    -----------
            Total current liabilities                                129,482        147,451        228,364

Convertible notes payable                                               --             --           21,000
                                                                 -----------    -----------    -----------
            Total liabilities                                        129,482        147,451        249,364
                                                                 -----------    -----------    -----------

Commitments and contingencies (Note 7)                                  --             --             --

Stockholders' equity (deficit):
       Common stock, $.01 par value, 10,000,000 shares
            authorized, 1,031,300, 888,800 and 740,000                10,313          8,888          7,400
            shares issued and outstanding, respectively
       Additional paid-in capital                                  1,065,392        781,817         50,000
       Accumulated deficit                                          (965,330)      (886,212)      (288,685)
                                                                 -----------    -----------    -----------
            Total stockholders' equity (deficit)                     110,375        (95,507)      (231,285)
                                                                 -----------    -----------    -----------
                                                                 $   239,857    $    51,944    $    18,079
                                                                 ===========    ===========    ===========

                 See accompanying notes tofinancial statements.
                                       F-3


                          PARALLAX ENTERTAINMENT, INC.
                            STATEMENTS OF OPERATIONS


                                                  Three Months Ended              Year Ended
                                                      March 31,                   December 31,
                                                 2001           2000           2000           1999
                                             -----------    -----------    -----------    -----------
                                                     (Unaudited)                   (Restated)

Revenues                                     $     1,055    $     6,785    $    31,430    $    25,074
                                             -----------    -----------    -----------    -----------

Expenses
       Cost of sales                                  77          5,341         11,483          4,028
       Recording costs                             2,573          4,000         19,791          8,485
       Selling, general and administrative        75,822        126,825        402,637         78,526
       Debt conversion expense (Note 5)             --             --          183,000           --
                                             -----------    -----------    -----------    -----------
            Total expenses                        78,472        136,166        616,911         91,039
                                             -----------    -----------    -----------    -----------

            Loss from operations                 (77,417)      (129,381)      (585,481)       (65,965)


Interest expense                                  (1,701)        (2,745)       (12,046)       (16,420)
                                             -----------    -----------    -----------    -----------


       Net loss                              $   (79,118)   $  (132,126)   $  (597,527)   $   (82,385)
                                             ===========    ===========    ===========    ===========


Basic loss per common share                  $     (0.08)   $     (0.16)   $     (0.71)   $     (0.11)
                                             ===========    ===========    ===========    ===========

Weighted average number of
       common shares outstanding               1,005,883        829,050        844,429        740,000
                                             ===========    ===========    ===========    ===========


              See accompanying notes to financial statements.
                                       F-4



                          PARALLAX ENTERTAINMENT, INC.
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
 Years Ended December 31, 2000 and 1999 and the Three Months Ended March 31. 2001



                                            Common Stock        Additional
                                      -----------------------    Paid-in     Accumulated
                                        Shares     Par Value     Capital       Deficit        Total
                                      ----------   ----------   ----------   ----------    ----------


Balance, December 31, 1998               740,000   $    7,400   $     --     $ (206,300)   $ (198,900)

Conversion of stockholder advance
  to additional paid-in capital             --           --         50,000         --          50,000

Net loss                                    --           --           --        (82,385)      (82,385)
                                      ----------   ----------   ----------   ----------    ----------

Balance, December 31, 1999               740,000        7,400       50,000     (288,685)     (231,285)

Conversion of notes payable
  to common stock                         48,800          488      243,512         --         244,000

Stock issued for services                 22,150          221      110,529         --         110,750

Stock issued for cash                     77,850          779      377,776         --         378,555

Net loss                                    --           --           --       (597,527)     (597,527)
                                      ----------   ----------   ----------   ----------    ----------

Balance, December 31, 2000               888,800        8,888      781,817     (886,212)      (95,507)

Stock issued for cash                    142,500        1,425      283,575         --         285,000

Net loss                                    --           --           --        (79,118)      (79,118)
                                      ----------   ----------   ----------   ----------    ----------

Balance, March 31, 2001 (unaudited)    1,031,300   $   10,313   $1,065,392   $ (965,330)   $  110,375
                                      ==========   ==========   ==========   ==========    ==========


                 See accompanying notes to financial statements.
                                       F-5


                          PARALLAX ENTERTAINMENT, INC.
                            STATEMENTS OF CASH FLOWS


                                                                Three Months Ended          Year Ended
                                                                    March 31,               December 31,
                                                                2001        2000         2000        1999
                                                              ---------   ---------    ---------   ---------
                                                                   (Unaudited)               (Restated)
Cash flows from operating activities:
       Net loss                                               $ (79,118)  $(132,126)   $(597,527)  $ (82,385)
       Adjustments to reconcile net loss to net
       cash used by operating activities:
           Depreciation                                           1,200        --          3,365       1,244
           Debt conversion expense                                 --          --        183,000        --
           Stock issued for services                               --        56,000      110,750        --
           Changes in assets and liabilities:
               Accounts receivable, trade                          (629)       --        (10,500)       --
               Receivables from related parties                 (22,442)       (802)        (599)     (9,560)
               Receivables from band members                     (8,223)     (3,466)     (16,486)       (715)
               Inventories                                         (939)       --            355         276
               Prepaid expenses and deposits                    (35,000)       --           --           256
               Accounts payable                                   1,356     (18,018)      (9,132)     24,095
               Accrued expenses                                  (2,951)      2,155       14,473      17,999
                                                              ---------   ---------    ---------   ---------
                  Net cash used by operating activities        (146,746)    (96,257)    (322,301)    (48,790)
                                                              ---------   ---------    ---------   ---------

Cash flows from investing activities:
       Additions to equipment                                      (106)    (10,000)     (10,000)       (872)
                                                              ---------   ---------    ---------   ---------

Cash flows from financing activities:
       Bank overdraft                                            (1,314)     (8,936)      (7,622)      5,352
       Proceeds from issuance of common stock                   285,000     349,855      378,555        --
       Net change in advances from principal stockholder        (13,060)    (22,888)     (38,632)     33,810
       Change in notes payable                                   (2,000)       --           --         8,500
       Proceeds from convertible notes payable                     --          --           --         2,000
                                                              ---------   ---------    ---------   ---------
                  Net cash provided by financing activities     268,626     318,031      332,301      49,662
                                                              ---------   ---------    ---------   ---------

Net change in cash and temporary investments                    121,774     211,774         --          --

Cash and temporary investments at beginning of year                --          --           --          --
                                                              ---------   ---------    ---------   ---------

Cash and temporary investments at end of year                 $ 121,774   $ 211,774    $    --     $    --
                                                              =========   =========    =========   =========


Supplemental disclosures of cash flow information:

       Interest paid                                          $    --     $    --      $    --     $    --
                                                              =========   =========    =========   =========


Non-cash transactions:

       During the year ended December 31, 2000, the Company converted $61,000 of convertible debt into 48,800 shares of common stock.

       During the year ended December 31, 1999, the Company converted the shareholder advance of $50,000 into additional paid-in capital.

                 See accompanying notes to financial statements.
                                       F-6

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements
                           December 31, 2000 and 1999


1.       Summary of Significant Accounting Policies

         Description of Business

         Parallax Entertainment, Inc. (the Company) is a Texas corporation formed on October 11, 1996. The Company's business plan is to produce, license, acquire, market and distribute high quality recorded music for a variety of music formats, including, but not limited to, rock, alternative rock and progressive music under the Parallax Records label.

         Basis of Presentation

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's significant operating losses and its working capital deficit and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses since inception of $965,330 as of March 31, 2001. The following is a summary of management's plan to raise capital and generate additional operating funds.

         The Company successfully raised approximately $378,555 prior to December 31, 2000. Currently, the Company has a second SCOR offering of 250,000 shares of common stock available to accredited investors at a price of $2.00 per share. Of the 250,000 shares, 207,500 have been sold totaling an additional $415,800 in capital paid to the Company as of June 15, 2001. There are presently 42,500 shares remaining available for sale. The offering was registered with the Texas Securities Board. The Company relied on rule 504 of Regulation D as its exemption from the registration requirements of the Act.

         The Company's success relies on its ability to derive revenues from the sale of the recorded music of its signed artists and memberships to its website. If the Company is unable to do this through the Management's Plan of Operation it will not be successful. The Company may be required to reduce its planned operations if it is unable to raise additional capital of at least $1,500,000. Without additional capital the company will have to implement its further development at a reduced scale and a lesser pace, resulting in a smaller sales volume than currently planned. There can be no assurance that the Company will be able to raise additional funds on favorable terms, if at all.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (Continued)

         Use of Estimates and Assumptions

         Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Statement of Cash Flows

         For statement of cash flow purposes, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

         Furniture and Equipment

         Furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years.

         Inventory

         Inventory consists of promotional merchandise and compact disk of music by the Company's recording artists and is recorded at the cost (lower of first-in, first-out) or market value.

         Advertising Expense

         Advertising expense is charged to expense in the year incurred. Total advertising and promotional expense for the years ended December 31, 2000 and 1999, amounted to $55,486 and $18,313, respectively.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (Continued)

         Advance Royalties and Recording Costs

         Advance royalties and recording costs have been charged to expense as incurred because, based on performance and current popularity of the Company's artists, it is not possible to determine if the advances and recording costs will be collectible from future royalties.

         Net Loss Per Common Share

         Basic net loss per share is computed using the weighted average shares outstanding during each period. Diluted loss per share is not presented because the effect of conversion of the convertible notes payable would be antidilutive due to the Company's net losses in each period.

         Income Taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 utilizes the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Revenue Recognition

         All revenue from record sales, artist membership sales, commissions on Internet sales, advertising, and selling target market information is recognized when payment is received with the exception of records sold directly through distributors on a consignment basis. Records sold through distributors are recorded in the period they are shipped.

2.       Related Parties

         The Company leases office space on a month-to-month basis from a company owned by the principal stockholder of the Company. Rent expense amounts to $1,403 per month.

         Related  party  receivable  and  payables  are   non-interest   bearing
         advances.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


3.       Income Taxes

         The Company has net operating loss carryforwards for tax purposes of approximately $875,000 at December 31, 2000. These carryforwards will expire, if not utilized, in 2011-2015. At December 31, 2000 and 1999, the Company had a deferred tax asset of $305,000 and $92,000, respectively, attributable to the loss carryforward which was offset entirely by a valuation allowance of an equal amount.

4.       Notes Payable

         In February 1999, the Company borrowed $8,500 from an investor in accordance with a note that is unsecured, earns interest at 12 percent per year and was due on February 15, 2000. At December 31, 2000, the
         note is unpaid.

5.       Convertible Notes Payable

         The convertible notes payable earn interest at 12 percent and were due at various dates through December 29, 1999. The interest rates on the convertible notes increased to 18% after the notes became past due. The notes are collateralized by the Company's inventory and the Company's royalty, publishing, copyright, trademark, mechanical, reproduction or other rights the Company may have in and to any song, record, album, lyrics, music or combination thereof of any artist, group or band of musicians.

         The notes are convertible at the option of the holders into common stock of the Company at the rate of $5.00 principal amount of note for four shares of common stock. The election to convert must be made on or before approximately October 18, 2000. During the year ended December 31, 2000, the Company converted $61,000 into 48,800 shares of common stock. The Company recorded $183,000 in expense because the Company changed the conversion rate from $5 per share, which was the fair market value, to $1.25 per share.

         As of December 31, 2000 and 1999, the Company was delinquent in paying interest on all of the notes and all of the notes were past due.

         At December 31, 1999, one of the notes, in the amount of $15,000, was payable to a relative of the principal stockholder of the Company.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


6.       Stockholders' Equity

         During the year ended December 31, 2000, the Company sold 77,850 shares of its previously unissued common stock at $5 per share pursuance to a "Small Business Offering Registration" (Form U-7). Offering costs were approximately $10,000. The proceeds of this offering were used to reduce accounts payable and other current liabilities and to provide working capital.

         During the year ended December 31, 2000, the Company issued 22,150 shares of common stock for services. The shares were valued at $5 per share, the price at which the Company was issuing shares in the offering above.

         During the quarter ended March 31, 2001, the Company issued an additional 142,500 share of common stock at $2.00 per share for proceeds of $285,000.

7.       Commitments and Contingencies

         Lease Commitments

         The Company leases its office under terms of an operating lease, which expires on September 30, 2002. Rent expense amounted to $18,045 and $10,950. Minimum lease commitments as of December 31, 2000 are as follows:


                               Year ending
                               December 31,         Amount
                               ------------         ------

                                   2001             17,340
                                   2002             13,005


         Recording Agreements

         The Company has entered into an Exclusive Recording Artist Agreement with three artists. These agreements provide that the Company will advance the recording costs of music albums and, in some instances, will make advances in excess of recording costs. Advances are recoupable against royalties owed to artists. Royalties generally vary between 16 percent and 22 percent of wholesale prices received from the sale of music products. The contracts provide the Company the option of extending the term of the agreements. Management of the Company is currently evaluating its options under the agreements.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


7.       Commitments and Contingencies (Continued)

         Concentration of Credit Risk

         The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.


         Fair Value of Financial Instruments

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

         The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of notes payable approximates carrying value based on their effective interest rates compared to current market rates.

8.       Restatement

         Subsequent to March 31, 2001, the Company discovered that one of its artist groups had disbanded, leaving the advances made to the artists, amounting to $27,502 at December 31, 2000, doubtful of collection. The Company has restated the accompanying fiscal 2000 financial statements by providing an allowance for this receivable. The effect of the restatement was to increase net loss and stockholders' deficit by $27,502 for the year ended December 31, 2000.